Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-236739

September 24, 2020

Medtronic Global Holdings S.C.A.

Pricing Term Sheet

September 24, 2020

Issuer:	Medtronic Global Holdings S.C.A.

Guarantors:	Medtronic plc and Medtronic, Inc.

Trade Date:	September 24, 2020

Settlement Date*:	T+3; September 29, 2020

Denominations:	€100,000 x € 1,000

Listing:	Issuer intends to apply to list the Notes on the New York Stock Exchange

Expected Ratings (Moody’s/S&P) **:	A3 (Stable) / A (Stable)

Joint Bookrunners:	Barclays Bank PLC, BofA Securities Europe SA, Mizuho Securities Europe GmbH, Deutsche Bank Aktiengesellschaft, Citigroup Global Markets Limited and HSBC Bank plc

Co-Managers:	Goldman Sachs & Co. LLC and J.P. Morgan Securities plc

Principal Amount:	€1,250,000,000	€1,000,000,000	€1,000,000,000	€1,000,000,000	€1,000,000,000	€1,000,000,000

Title:	0.000% Senior Notes due 2023	0.000% Senior Notes due 2025	0.375% Senior Notes due 2028	0.750% Senior Notes due 2032	1.375% Senior Notes due 2040	1.625% Senior Notes due 2050

Security Type/Format:	Senior Notes/SEC Registered	Senior Notes/SEC Registered	Senior Notes/SEC Registered	Senior Notes/SEC Registered	Senior Notes/SEC Registered	Senior Notes/SEC Registered

Maturity Date:	March 15, 2023	October 15, 2025	October 15, 2028	October 15, 2032	October 15, 2040	October 15, 2050

Coupon:	0.000%	0.000%	0.375%	0.750%	1.375%	1.625%

Price to Public:	100.076%	99.342%	99.480%	99.908%	99.081%	97.258%

Yield to Maturity:	-0.031%	0.131%	0.441%	0.758%	1.428%	1.743%

Reference to Mid-swaps Rate:	-0.481%	-0.419%	-0.309%	-0.142%	0.028%	-0.007%

Spread to Mid-swaps:	45 bps	55 bps	75 bps	90 bps	140 bps	175 bps

Spread to Benchmark Bund:	69.6 bps	83.5 bps	106.5 bps	126.4 bps	169.7 bps	180.6 bps

Benchmark Bund:	DBR 1.500% due February 15, 2023	OBL 0.000% due October 10, 2025	DBR 0.250% due August 15, 2028	DBR 0.000% due August 15, 2030	DBR 4.750% due July 4, 2040	DBR 0.000% due August 15, 2050

Benchmark Bund Price and Yield:	€105.373 / -0.727%	€103.6175 / -0.704%	€107.080 / -0.624%	€105.140 / -0.506%	€202.020 / -0.269%	€101.910 / -0.063%

Interest Payment Dates:	Annually on March 15 of each year, beginning on March 15, 2021	Annually on October 15 of each year, beginning on October 15, 2021	Annually on October 15 of each year, beginning on October 15, 2021	Annually on October 15 of each year, beginning on October 15, 2021	Annually on October 15 of each year, beginning on October 15, 2021	Annually on October 15 of each year, beginning on October 15, 2021

Day Count Convention:	Actual/Actual (ICMA)	Actual/Actual (ICMA)	Actual/Actual (ICMA)	Actual/Actual (ICMA)	Actual/Actual (ICMA)	Actual/Actual (ICMA)

Optional Redemption:	The issuer may redeem the 2023 Notes in whole or in part, at any time prior to their maturity date, at a redemption price equal to the greater of:	The issuer may redeem the 2025 Notes in whole or in part, at any time prior to September 15, 2025 (one month prior to their maturity date), at a redemption price equal to the greater of:	The issuer may redeem the 2028 Notes in whole or in part, at any time prior to July 15, 2028 (three months prior to their maturity date), at a redemption price equal to the greater of:	The issuer may redeem the 2032 Notes in whole or in part, at any time prior to July 15, 2032 (three months prior to their maturity date), at a redemption price equal to the greater of:	The issuer may redeem the 2040 Notes in whole or in part, at any time prior to April 15, 2040 (six months prior to their maturity date), at a redemption price equal to the greater of:	The issuer may redeem the 2050 Notes in whole or in part, at any time prior to April 15, 2050 (six months prior to their maturity date), at a redemption price equal to the greater of:

(i) 100% of the principal amount of the 2023 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2023 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 15 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

(i) 100% of the principal amount of the 2025 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2025 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2025 Notes matured on September 15, 2025), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 15 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

In addition, at any time on or after September 15, 2025 (one month prior to their maturity date), the issuer may at its option redeem the 2025 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2025 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

(i) 100% of the principal amount of the 2028 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2028 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2028 Notes matured on July 15, 2028), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 20 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

In addition, at any time on or after July 15, 2028 (three months prior to their maturity date), the issuer may at its option redeem the 2028 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2028 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

(i) 100% of the principal amount of the 2032 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2032 to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2032 Notes matured on July 15, 2032), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 20 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

In addition, at any time on or after July 15, 2032 (three months prior to their maturity date), the issuer may at its option redeem the 2032 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2032 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

(i) 100% of the principal amount of the 2040 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2040 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2040 Notes matured on April 15, 2040), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 30 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

In addition, at any time on or after April 15, 2040 (six months prior to their maturity date), the issuer may at its option redeem the 2040 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2040 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

(i) 100% of the principal amount of the 2050 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2050 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2050 Notes matured on April 15, 2050, discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 30 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

In addition, at any time on or after April 15, 2050 (six months prior to their maturity date), the issuer may at its option redeem the 2050 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2050 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

ISIN:	XS2240133459	XS2238787415	XS2238789460	XS2238792175	XS2238792332	XS2238792688

Common Code:	224013345	223878741	223878946	223879217	223879233	223879268

*      We expect to deliver the notes against payment for the notes on the third business day following the date of this pricing term sheet (“T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

**    An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agencies. Each of the security ratings above should be evaluated independently of any other security rating.

Other changes from the preliminary prospectus supplement dated September 24, 2020:

Use of Proceeds:

The issuer expects to use the proceeds of the offering to repay at maturity on March 7, 2021 all of Medtronic Global Holdings S.C.A.’s (“Medtronic Luxco”) outstanding €750 million aggregate principal amount of Floating Rate Senior Notes due 2021, which bore interest at a rate of 0% per annum at July 31, 2020, and to redeem all or a portion of certain series of outstanding senior notes issued by Medtronic Luxco, Medtronic, Inc. and Covidien International Finance S.A. (“CIFSA”), including the series described in the table below, in accordance with the terms of the indentures governing such notes.

Issuer	Series	Principal Amount Outstanding at July 31, 2020	Maturity	Interest Rate
Medtronic Luxco	0.000% Senior Notes due 2021	€1,500.0 million	March 7, 2021	0.000% per annum
Medtronic, Inc.	3.150% Senior Notes due 2022	$1,534.4 million	March 15, 2022	3.150% per annum
CIFSA	3.200% Senior Notes due 2022	$650.0 million	June 15, 2022	3.200% per annum
Medtronic, Inc.	2.750% Senior Notes due 2023	$530.2 million	April 1, 2023	2.750% per annum
CIFSA	2.950% Senior Notes due 2023	$309.5 million	June 15, 2023	2.950% per annum
Medtronic, Inc.	3.625% Senior Notes due 2024	$432.5 million	March 15, 2024	3.625% per annum
Medtronic, Inc.	3.500% Senior Notes due 2025	$2,700.0 million	March 15, 2025	3.500% per annum

The issuer intends to use any remaining proceeds for repayment of other indebtedness and general corporate purposes.

This pricing term sheet is not a notice of redemption with respect to any of the notes listed above.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantors have filed with the SEC for more complete information about the issuer and the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Bank PLC at +1-888-603-5847, BofA Securities Europe SA at +33(0) 1 8770 0000, Mizuho Securities Europe GmbH at +49 69 42729 3140 or Deutsche Bank Aktiengesellschaft at +1-800-503-4611.

This pricing term sheet supplements the preliminary form of prospectus supplement filed by Medtronic Global Holdings S.C.A. on September 24, 2020 relating to its prospectus dated February 28, 2020.

MiFID II product governance/Professional investors and ECPs only target market. Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

No PRIIPs KID. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or the UK.

Stabilization. Relevant stabilization regulations including FCA/ICMA apply.

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